Exhibit 99.l

PURE NICKEL INC.

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2010

AUDITORS' REPORT

To the Shareholders of
Pure Nickel Inc.

We have audited the consolidated balance sheets of Pure Nickel Inc. (the "Company") as at November 30, 2010 and 2009 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	LICENSED PUBLIC ACCOUNTANTS
January 28, 2011

The Madison Centre, 4950 Yonge Street, 4th Floor, Toronto, Ontario, Canada M2N 6K1
Tel 416 250 1212 Fax 416 250 1225 www.sfgroup.ca general@sfgroup.ca

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2010 and 2009

	2010	2009

ASSETS

Current assets:
Cash and cash equivalents	$1,713,784	$1,898,197
Restricted cash and cash equivalents (Note 4)	85,931	86,946
Short-term investments (Note 5)	2,305,189	3,542,519
Amounts receivable	43,373	116,213
Prepaid expenses and deposits	47,711	32,703
Due from related party (Note 14)	85,776	–
	4,281,764	5,676,578
Fixed assets (Note 6)	12,409	14,808
Mineral properties (Note 7)	38,555,291	39,071,469
Investments	49,750	10,750
	$42,899,214	$44,773,605

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$309,545	$149,860
Accrued liabilities	128,912	175,158
	438,457	325,018

Shareholders’ equity:
Share capital (Note 8)	44,441,620	44,435,120
Contributed surplus (Note 9)	12,035,229	11,720,793
Deficit	(14,016,092)	(11,707,326)
	42,460,757	44,448,587
	$42,899,214	$44,773,605

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the board of directors:

“David R McPherson”	“Harry Blum”
David R. McPherson, Director	Harry Blum, Director

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS,
COMPREHENSIVE LOSS AND DEFICIT
Years ended November 30, 2010 and 2009

	2010	2009

Revenues	$–	$–
Expenses:
Administration and general	1,481,601	1,269,173
Loss before other income (expenses)	(1,481,601)	(1,269,173)
Other income (expenses):
Foreign exchange loss	(66,764)	(217,206)
Interest income	34,679	66,816
Impairment of mineral properties (Note 7)	(641,080)	–
Change in fair value of investments	(154,000)	8,375
	(827,165)	(142,015)
Net loss and comprehensive loss for the year	(2,308,766)	(1,411,188)
Deficit, beginning of year	(11,707,326)	(10,296,138)
Deficit, end of year	$(14,016,092)	$(11,707,326)
Loss per share – basic and diluted	$(0.03)	$(0.02)
Weighted average number of shares	67,810,004	67,765,559

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended November 30, 2010 and 2009

	2010	2009

Operating activities:
Net loss for the year	$(2,308,766)	$(1,411,188)
Items not affecting cash:
Depreciation (net adjustment)	4,902	6,766
Impairment of mineral properties	641,080	-
Change in fair value of investments	154,000	(8,375)
Stock-based compensation	320,936	104,843
	(1,187,848)	(1,307,954)
Changes in non-cash working capital items:
Amounts receivable	72,840	(84,198)
Prepaid expenses and deposits	(15,008)	10,281
Due from related party	(85,776)	–
Accounts payable	159,685	(8,862)
Accrued liabilities	(46,246)	(121,947)
Total cash flows used in operating activities	(1,102,353)	(1,521,680)
Investing activities:
Capitalized mineral property expenditures, net of recoveries	(825,702)	(705,912)
Redemption (purchase) of short-term investments	1,237,330	(3,492,519)
Changes in restricted cash and cash equivalents	1,015	(86,946)
Acquisition of fixed assets	(2,503)	(4,305)
Total cash flows provided by (used in) investing activities	410,140	(4,289,682)
Financing activities:
Proceeds received from exercise of property option (Note 7(b))	507,800	–
Total cash flows provided by financing activities	507,800	-
Decrease in cash and cash equivalents during the year	(184,413)	(5,802,362)
Cash and cash equivalents, beginning of year	1,898,197	7,700,559
Cash and cash equivalents, end of year	$1,713,784	$1,898,197

Supplementary cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

1.	NATURE OF OPERATIONS

Pure Nickel Inc. (the “Company”) was incorporated under the laws of British Columbia, Canada, and subsequently continued under the Canada Business Corporations Act.

The Company is in the business of acquiring, exploring and developing mineral properties in Canada and the United States, primarily those containing nickel, platinum group elements (PGEs), copper, gold, silver and associated base and precious metals. The Company has not yet determined whether its mineral properties contain economically recoverable reserves. The recoverability of the amounts shown for mineral properties is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to enter into joint ventures or obtain financing to successfully complete their development, and upon future profitable production.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). They are expressed in Canadian dollars and include the accounts of all subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. The Company has a 70% undivided interest in the MAN Alaska LLC joint venture (see Note 7 (b)) which is accounted for using the proportionate consolidation method.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the estimated useful lives of fixed assets, the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets and the valuation of asset retirement obligations, investments and stock-based compensation. Actual results could differ from these estimates.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less that are readily convertible to known amounts of cash and are subject to insignificant changes in value. Funds that are not available for use by the Company are noted as restricted.

(d)	Short-term investments

Short-term investments consist of highly liquid short-term interest-bearing securities and GICs with a term to maturity of greater than three months on the date of purchase, and less than one year from the fiscal year-end. Short-term investments are recorded at the lower of cost or fair value.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Fixed assets

Fixed assets are recorded at cost less accumulated depreciation. Depreciation is provided for based on the estimated useful lives of the assets using the declining balance basis at the following annual rates:

Office equipment	20%
Computer hardware	30%
Computer software	100%

(f)	Mineral properties

Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment in value. Mineral properties are tested for an impairment in value when events or changes in circumstances indicate that their carrying amount may not be recoverable. The recorded cost of mineral properties consists of cash paid, the value of shares or warrants issued, and exploration and development costs incurred. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. When mineral properties (including property earn-ins and options) are sold before a property reaches the production stage, the proceeds are credited against the cost of the property, and any excess recognized as income.

(g)	Investments

Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option-pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statements of operations, comprehensive loss and deficit.

(h)	Impairment of long-lived assets

The recoverability of long-lived assets, which include fixed assets, investments, and mineral properties, is assessed when an event occurs that indicates impairment. Recoverability is based upon factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable and exceeds its fair value. At that time the carrying amount is written down to fair value.

(i)	Foreign currency translation

The consolidated financial statements are stated in Canadian dollars, which is the Company’s functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options and warrants have not been considered in the computation of diluted loss per share as the result would be anti-dilutive.

(k)	Stock-based compensation

The Company has a plan for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense for this plan at fair value. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. The fair value of each grant is determined using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

(l)	Asset retirement obligations

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mineral properties. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred and the corresponding asset retirement cost is added to the carrying amount of the related asset. The cost is amortized over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at November 30, 2010 and 2009, the Company had not incurred any asset retirement obligations related to the exploration of its mineral properties.

(m)	Income taxes

Future income taxes are recorded using the asset and liability method whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(n)	Financial instruments

Cash and cash equivalents, short-term investments and investments are designated as held-for- trading and are measured at fair value. Amounts receivable are designated as loans and receivables and are measured at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities and are measured at amortized cost. Changes in fair value of held-for-trading financial instruments are reflected in the consolidated statements of operations, comprehensive loss and deficit and included in deficit on the consolidated balance sheets.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

3.	NEW ACCOUNTING STANDARDS

(a)	Business Combinations
In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Non-Controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. The Company adopted these sections effective December 1, 2010, which had no effect on its consolidated financial statements.

(b)	International Financial Reporting Standards
The Canadian Accounting Standards Board has confirmed fiscal years beginning on or after January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises. As a result, the Company will report under IFRS for interim and annual periods beginning December 1, 2011 with comparative information for the fiscal year ended November 30, 2011 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially affect its reported financial position and results of operations.

4.	RESTRICTED CASH AND CASH EQUIVALENTS

Restricted cash and cash equivalents include funds invested in guaranteed investment certificates with maturities of less than three months as security for corporate credit cards. The funds securing the corporate credit cards are restricted and cannot be withdrawn while the credit cards are outstanding.

5.	SHORT-TERM INVESTMENTS

Short-term investments represent funds invested in guaranteed investment certificates placed with a Schedule I bank.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

6.	FIXED ASSETS

		Accumulated	Net book
November 30, 2010	Cost	depreciation	value

Office equipment	$3,866	$1,691	$2,175
Computer hardware	18,319	8,375	9,944
Computer software	14,776	14,486	290
	$36,961	$24,552	$12,409

		Accumulated	Net book
November 30, 2009	Cost	depreciation	value

Office equipment	$3,866	$1,124	$2,742
Computer hardware	15,816	5,032	10,784
Computer software	35,364	34,082	1,282
	$55,046	$40,238	$14,808

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

7.	MINERAL PROPERTIES

		Expenditures		Value
	Balance,	capitalized,		ascribed to	Balance,
Year ended	beginning	net of		warrants	end
November 30, 2010	of year	recoveries	Impairment	received	of year

Copper King Milford (a)	$3,800,629	$757,624	$–	$–	$4,558,253
MAN Project (b)	9,176,276	(806,327)	–	–	8,369,949
Salt Chuck (c)	224,325	22,033	–	–	246,358
Fond du Lac (d)	4,333,156	4,799	–	–	4,337,955
William Lake (e(i))	20,609,398	155,875	–	(193,000)	20,572,273
Forgues and HPM (e(ii))	(95,692)	775	–	–	(94,917)
Manibridge (e(iii))	431,262	405	–	–	431,667
Raglan (e(iv))	566,139	55,557	(625,626)	–	(3,930)
Harp Lake(e(v))	12,804	2,650	(15,454)	–	-
Rainbow (e(vi))	13,172	124,511	–	–	137,683

	$39,071,469	$317,902	$(641,080)	$(193,000)	$38,555,291

		Expenditures		Value
	Balance,	capitalized,		ascribed to	Balance,
Year ended	beginning	net of		warrants	end
November 30, 2009	of year	recoveries	Impairment	received	of year

Copper King Milford (a)	$3,800,629	$–	$–	$–	$3,800,629
MAN Project (b)	8,784,434	391,842	–	–	9,176,276
Salt Chuck (c)	199,512	24,813	–	–	224,325
Fond du Lac (d)	4,325,182	7,974	–	–	4,333,156
William Lake (e(i))	20,537,382	72,016	–	-	20,609,398
Forgues and HPM (e(ii))	(75,124)	(20,568)	–	-	(95,692)
Manibridge (e(iii))	429,612	1,650	–	–	431,262
Raglan (e(iv))	351,392	214,747	–	–	566,139
Harp Lake	-	12,804	-	–	12,804
Rainbow (e(vi))	12,538	634	–	–	13,172

	$38,365,557	$705,912	$-	$-	$39,071,469

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

7.	MINERAL PROPERTIES (continued)

(a) Copper King, Milford, Utah, United States

The Copper King, Milford properties had been operated by Copper King Mining Corporation (including its subsidiary, Western Utah Copper Company – “WUCC”). The Company has a net smelter royalty (NSR) agreement with WUCC to receive 1% of the net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million ($10.3 million) and may be subject to a net profits interest on copper production from certain claims (held by a group of private investors that include a current director of the Company – see Note 14) which will not exceed US$1.2 million ($1.2 million) in the aggregate. In addition there may be a 2% net smelter return royalty on certain claims, held by another party. See also Note 18 – Contingencies.

(b) MAN Property, Alaska, United States

The 72,930 hectare MAN Property is located 265 kilometres southeast of Fairbanks, Alaska. During 2008, the Company entered into an agreement with Itochu Corporation under which, in consideration for being granted an option for a participating interest in the property, Itochu agreed to reimburse exploration expenses incurred at MAN to a maximum of US$6.5 million ($7.6 million) for 2008 and 2009.

In March, 2010 Itochu exercised its option by paying US$500,000 ($507,800). In consideration for accelerating the exploration program in 2010 by 90% from the previously agreed amount, and for accelerating other payments going forward, Itochu’s participating interest granted under the option was increased to 30% from the 20% originally agreed. Itochu agreed to fund an exploration budget of US$7.5 million ($7.7 million) in 2010, and it has the right to earn up to a 75% interest in the MAN property by investing an aggregate of US$40 million (approximately $41 million) and meeting certain other conditions, by 2013.

Effective April 1, 2010, pursuant to the agreement with Itochu, this property has been owned by MAN Alaska LLC, a joint venture in which the Company has a 70% membership interest.

(c) Salt Chuck, Alaska, United States

The Salt Chuck property consists of mining claims covering approximately 1,082 hectares near the historic Salt Chuck mine on Prince of Wales Island, Alaska.

(d) Fond du Lac Project (formerly known as Axis Lake Project), Saskatchewan, Canada

Fond du Lac is located in northern Saskatchewan and comprises six contiguous claims covering 19,713 hectares on the northern edge of the Athabaska Basin.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

7.	MINERAL PROPERTIES (continued)

(e) Former Xstrata properties

In 2007, the Company purchased the property rights for the properties listed below from Xstrata Nickel, a division of Falconbridge Limited, subject to a 2% net smelter return royalty. In addition, Xstrata has a one-time right to repurchase a 50% working interest in any one of the properties if certain conditions are met. Xstrata also has the right to purchase 100% of the ore produced at market prices.

(i) William Lake, Manitoba, Canada
The William Lake property is located in central Manitoba. During 2008, the Company entered into an option agreement with Rockcliff Resources Inc. under which Rockcliff may earn up to a 70% interest in the Tower property located within the William Lake property area.

(ii) Forgues and HPM, Quebec, Canada
In 2007, the Company granted Manicouagan Minerals Inc. an option to earn up to a 70% interest in 39 mining claims comprising the Forgues and HPM property in Quebec. In November 2009 Manicouagan had made the required option payments and exploration expenditures to earn a 50% interest in the property. This is a related party transaction as a director of the Company is the founder and a significant shareholder of Manicouagan (Note 14).

(iii)Manibridge, Manitoba, Canada
The Manibridge property is located in Manitoba, 128 km. southwest of Thompson. The Company has a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each party must contribute properties as well as $3 million each, over a four year period to fund preliminary exploration activities. The Company also has an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area subject to meeting certain expenditure requirements.

(iv) Raglan, Quebec, Canada
Raglan property located in northern Quebec and comprises two properties: SR1 and Nuvilik. During the fourth quarter of 2010 the Company made the decision to not renew the mining claims on the SR1 portion of the Raglan property.

(v) Harp Lake, Labrador, Canada
The Harp Lake property is located in central Labrador and consists of mining claims covering approximately 475 hectares. During the first quarter of 2010 the Company made the decision to not renew the Harp Lake mining claims.

(vi) Rainbow, Nunavut, Canada
The Rainbow property is located in a remote region of Nunavut and consists of mining claims covering approximately 20,000 hectares.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

8.	SHARE CAPITAL

(a)	Share capital

Share capital consists of unlimited authorized common shares without par value. 67,832,226 common shares are issued and outstanding (2009 – 67,765,559).

				Total
		Contributed		shareholders’
	Capital stock	surplus	Deficit	equity

As at November 30, 2008	$44,435,120	$11,615,950	$(10,296,138)	$45,754,932
Stock-based compensation	–	104,843	–	104,843
Net loss	–	–	(1,411,188)	(1,411,188)
As at November 30, 2009	44,435,120	11,720,793	(11,707,326)	44,448,587
Exercise of stock options	6,500	(6,500)	–	–
Stock-based compensation	–	320,936	–	320,936
Net loss	–	–	(2,308,766)	(2,308,766)
As at November 30, 2010	$44,441,620	$12,035,229	$(14,016,092)	$42,460,757

(b)	Stock options

On May 13, 2008, the shareholders approved a stock option plan that permits the Company to issue share options up to a cumulative amount that may not exceed 10% of shares outstanding. This limit includes options issued under the Company’s previous option plan. The exercise price for each option granted under the Plan is based upon the five-day weighted average market price at the date of the grant, and the term may not exceed ten years from the date of the grant of the option. The specific terms including vesting period and term of the option are set by the board of directors.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

8.	SHARE CAPITAL (continued)

Stock option activity since November 30, 2008 is presented below:

		Weighted
		average
	Number of	exercise
	shares	price $

Outstanding, November 30, 2008	4,175,000	0.83
Granted	1,485,000	0.09
Expired	(1,200,000)	0.88
Outstanding, November 30, 2009	4,460,000	0.56
Granted	2,630,000	0.22
Exercised	(66,667)	0.065
Cancelled	(33,333)	0.065
Expired	(1,900,000)	1.11
Outstanding, November 30, 2010	5,090,000	0.19

The following stock options are outstanding and exercisable at November 30, 2010:

Options outstanding				Options exercisable
		Weighted
		average				Weighted
Exercise		remaining		Exercise		average
price	Number of	contractual life		price	Number of	exercise
$	shares	in years	$		shares	price $

0.06	785,000	1.0		0.06	597,500	0.06
0.065	400,000	1.3		0.065	400,000	0.065
0.20	2,230,000	2.4		0.20	1,480,000	0.20
0.26	975,000	0.4		0.26	975,000	0.26
0.265	200,000	1.5		0.265	200,000	0.265
0.30	400,000	2.6		0.30	400,000	0.30
0.31	100,000	0.2		0.31	100,000	0.31
	5,090,000	1.7		0.19	4,152,500	0.20

Stock options outstanding at November 30, 2010 expire from February 5, 2011 to July 7, 2013.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

8.	SHARE CAPITAL (continued)

(c)	Warrants

Outstanding warrants are presented below:

		Weighted
		average
	Number	exercise
	of shares	price $

Outstanding, November 30, 2008	15,000,001	1.82
Expired	(11,000,001)	1.75
Outstanding, November 30, 2009	4,000,000	2.00
Expired	(4,000,000)	2.00
Outstanding, November 30, 2010	–	–

9.	CONTRIBUTED SURPLUS

	Year ended	Year ended
	November 30,	November 30,
	2010	2009

Balance, beginning of year	$11,720,793	$11,615,950
Stock-based compensation expense	320,936	104,843
Exercise of stock option	(6,500)	–
Balance, end of year	$12,035,229	$11,720,793

10.	STOCK-BASED COMPENSATION

During the year ended November 30, 2010, the Company granted 2,630,000 stock options to directors, officers, employees and consultants of the Company (November 30, 2009 – 1,485,000). The weighted average fair value of each option granted was $0.14 (November 30, 2009 - $0.06) using the Black-Scholes option-pricing model at the date of each grant using the following assumptions:

	Year ended	Year ended
	November 30,	November 30,
	2010	2009

Expected option lives	3.0 years	3.0 years
Risk-free interest rate	1.45% - 1.63%	1.04% - 1.79%
Expected dividend yield	0%	0%
Expected stock price volatility	124% - 126%	119% -128%

During the year ended November 30, 2010, the Company recognized $320,936 of compensation expense (2009 - $104,843), which has been recorded in the consolidated statements of operations, comprehensive loss and deficit.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

11.	INCOME TAXES

In assessing the realization of the Company’s future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income generated during the carry-forward period.

(a)	Income Tax Reconciliation

Income tax expense presented in the consolidated statements of operations differs from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rate of 31.0% (November 30, 2009 – 33.0%) to loss before income taxes as follows:

	November 30,	November 30,
	2010	2009

Income tax recovery expected at statutory rates	$721,000	$466,000
Non-deductible items	(132,000)	(53,000)
Change to tax losses carried forward	768,000	(78,000)
Effect of changes in enacted rate	(119,000)	(732,000)
Other	4,000	(8,000)
Change in valuation allowance	(1,242,000)	405,000
Income tax recovery	$–	$–

(b)	Future income tax assets and liabilities

The significant components of the Company’s future tax assets are as follows:

	November 30,	November 30,
	2010	2009

Future income tax assets:
Non-capital tax losses carried forward	$2,409,000	$1,422,000
Fixed assets	1,000	1,000
Cumulative eligible capital	27,000	29,000
Change in fair value of investments	136,000	49,000
Canadian exploration and development expenses	505,000	345,000
Unrealized foreign exchange loss	56,000	46,000
Total gross future income tax assets	3,134,000	1,892,000
Valuation allowance	(3,134,000)	(1,892,000)
Net future income tax assets	$–	$–

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

11.	INCOME TAXES (continued)

(c)	Non-capital losses

As at November 30, 2010, the Company has non-capital losses carried forward for income tax purposes available to reduce taxable income in future years of approximately $9,634,000 expiring as follows:

$

2012	159,000
2013	96,000
2014	19,000
2025	178,000
2026	381,000
2027	5,363,000
2028	1,331,000
2029	1,231,000
2030	876,000
9,634,000

(d)	Exploration expenditures

Under the Income Tax Act, the Company can accumulate its resource related exploration expenses and development expenses (as defined by Canada Revenue Agency), carry them forward indefinitely and use them to reduce taxable income in the future. As of November 30, 2010, the Company has Cumulative Canadian Exploration expenses (CCEE) of $27,272,000 (2009 - $27,060,000) and Cumulative Canadian Development expenses (CCDE) of $233,000 (2009 - $233,000).

12.	LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share for the year ended November 30, 2010 was 67,810,004 (November 30, 2009 – 65,765,559). Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

13.	SUPPLEMENTARY CASH FLOW INFORMATION

	November 30,	November 30,
	2010	2009

Non-cash investing and financing activities:
Warrants received for options on mineral property	$193,000	$–

Cash paid for:
Interest	$54	$364

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

14.	RELATED PARTY BALANCES AND TRANSACTIONS

At November 30, 2010, $85,776 was due from MAN Alaska LLC, the joint venture of which the Company has a 70% participating interest, as reimbursement for expenses incurred or amounts paid by the Company on behalf of MAN Alaska LLC. The amount is non-interest bearing, unsecured, is due on demand and was repaid during January 2011.

During the year ended November 30, 2010, the Company incurred legal expenses, which are included within administration and general expenses, with a firm of which a director of the Company was a principal, of $38,430 (2009 - $42,960), and paid directors of the Company, and companies controlled by directors of the Company, $nil (2009 - $2,942) for consulting services. These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

As described in Notes 7(a) and 7(e)(ii) respectively, a director of the Company is part of a group of investors that may have a net profit interest in copper production of the Copper King property, and a director is the founder and a significant shareholder of Manicouagan Minerals which holds an option in one of the Company’s properties.

15.	FINANCIAL INSTRUMENTS

(a)	Fair value

The Company has various financial instruments comprising of cash and cash equivalents, short- term investments, amounts receivable, due from related party, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair value due to their short-term maturities.

Investments consist of warrants to purchase common shares of other entities. These are accounted for as derivatives, and thus recorded at their fair value, which at November 30, 2010 was $49,750. The valuation was calculated using the Black-Scholes option pricing model which takes into account various factors including the strike price of the warrants, the current market prices of the underlying securities and the expected volatility of the prices of the underlying securities. The latter two factors may fluctuate significantly during the term that the warrant is held. In addition, the value of the warrants is reduced as time goes by and the time remaining until expiry is reduced. For these reasons, the fair value of the investments may fluctuate significantly, with the maximum loss restricted to the fair value of the investments noted above.

(b)	Credit risk

The following assets are exposed to credit risk: cash and cash equivalents, restricted cash and cash equivalents and short-term investments. The Company maintains all of its cash and cash equivalents, restricted cash and cash equivalents and short-term investments invested in demand deposits and short-term instruments at a major Canadian financial institution. Most of these amounts are not insured but depend upon the general creditworthiness of the institution. The Company believes that exposure to credit risk is low.

(c)	Liquidity risk

The Company has no debt and almost all of its financial assets are liquid, therefore has very limited exposure to liquidity risk.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

15.	FINANCIAL INSTRUMENTS (continued)

(d)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(e)	Currency risk

As the Company operates in the United States, some of the Company’s financial instruments and transactions are denominated in United States funds. Fluctuation in the exchange rates between the United States dollar and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

At November 30, 2010, the Company had net monetary assets denominated in United States funds of $586,671 (US$571,470). Based upon the year-end balance, an increase of 15% in the Canada to U.S. dollar exchange would result in an increase in the net loss and comprehensive loss of $88,000, and a reduction of 15% would result in a reduction in the net loss and comprehensive loss of $107,000. Management believes that it is not likely but it is possible that the exchange rate could fluctuate by more than 15% within the next 12 months.

16.	JOINT VENTURE

The Company’s investment in the MAN Alaska property is owned by MAN Alaska LLC, a joint venture in which the Company has a 70% membership interest. The joint venture was established effective April 1, 2010.

As at November 30, 2010, the Company’s interest in that joint venture consists of the following asset:

Mineral property	$8,111,041

During 2010, the Company’s interest in revenues, expenses and cash flows and cash flows in the joint venture were nil.

17.	CAPITAL DISCLOSURES

The Company considers all of the components of shareholders’ equity to be capital. The Company’s objectives in managing capital are to safeguard its ability to operate as a going concern and to generate a superior return to shareholders. The Company has no debt and does not expect to enter into debt financing. It expects to finance exploration activity through joint ventures, sales of property interests, and by raising additional share capital when market conditions are suitable. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements. There were no changes to the Company’s approach to capital management during the year.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

18.	CONTINGENCIES

In 2009 the Company (through a subsidiary) filed an action for declaratory relief against Western Utah Copper Company (WUCC) in the United States District Court, Utah, requesting interpretation of and the status and rights under an agreement. WUCC filed an answer and counterclaim, and, the Company filed a response to the counterclaim. In May 2010, WUCC and its parent company filed for Chapter 11 bankruptcy and appointed a new chief executive officer. WUCC has significant secured and unsecured debts and its assets appear to be less than its outstanding loans. The Company’s litigation was automatically stayed due to the Chapter 11 filing, and it has requested that the court lift the stay in connection with the litigation as it believes that resolution of its claims is a critical element in the bankruptcy. On August 27, 2010, a new action was launched against the Company by WUCC which is very similar to the counterclaims made in response to the Company’s original lawsuit.

Management is of the opinion the court actions and related claims by WUCC are without merit and that the most likely outcome is that management of the property, upon which the operation’s concentrate mill is located, will revert back to the Company. Failing that, the Company believes that the actions taken by it will ensure that the agreement under which it filed the claim for declaratory relief remains in place and will be confirmed by the court. However, the outcome of litigation is always uncertain.

19.	SEGMENT DISCLOSURES

The Company’s fixed assets and mineral properties by geographic distribution are as follows:

November 30, 2010	Canada	United States	Total

Fixed assets	$12,409	$–	$12,409
Mineral properties	25,380,731	13,174,560	38,555,291
	$25,393,140	$13,174,560	38,567,700

November 30, 2009	Canada	United States	Total

Fixed assets	$14,808	$–	$14,808
Mineral properties	25,870,239	13,201,230	39,071,469
	$25,885,047	$13,201,230	$39,086,277

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

20.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“U.S. GAAP”). Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties. Under U.S. GAAP, acquisition costs of mineral rights are capitalized, but exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized. Under Canadian GAAP, enterprises in the development stage are encouraged to disclose cumulative information from the inception of the development stage. Under U.S. GAAP, this disclosure is required. Cumulative net losses since inception aggregate $14,016,092.

Under Canadian GAAP, the Company is required to account for the MAN Alaska LLC joint venture following proportionate consolidation. Under U.S. GAAP, the joint venture would be accounted for on the equity basis.

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

In June 2009, the FASB issued SFAS 168 – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162. SFAS 168 provides for the FASB Accounting Standards Codification (“ASC”) to become the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (GAAP). The ASC did not change GAAP but reorganizes the literature. SFAS 168 was effective for interim and annual periods ending after September 15, 2009. The adoption of this statement has not had any effect on the Company’s consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855); Amendments to Certain Recognition and Disclosure Requirements” (“ASU 2010-9”). The standard amends Subtopic 855-10, “Subsequent Events” to remove the requirement for a SEC filer to disclose the date through which subsequent events have been evaluated. ASU 2010-9 is effective upon issuance of the final update. The Company does not expect the adoption of ASU 2010-09 to have a material impact on its consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2010 and 2009

20.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

The differences in accounting for mineral properties under Canadian and U.S. GAAP had the following effects on the Company’s financial statements.

(i)	Net Loss and Loss per Share

	Year ended	Year ended
	November 30,	November 30,
	2010	2009

Net loss under Canadian GAAP	$(2,308,766)	$(1,411,188)
Capitalized expenditures on unproven mineral properties	785,160	(635,126)
Net loss under U.S. GAAP	$(1,523,606)	$(2,046,314)
Loss per share under U.S. GAAP – basic and diluted	$(0.02)	$(0.03)

(ii)	Mineral Properties

	November 30,	November 30,
	2010	2009

Mineral properties under Canadian GAAP	$38,555,291	$39,071,469
Capitalized expenditures on unproven mineral properties	(18,801,891)	(19,587,051)
Reclassification to investment in joint venture	(69,024)	–
Mineral properties under U.S. GAAP	$19,684,376	$19,484,418

(iii)	Investment in Joint Venture

	November 30,	November 30,
	2010	2009

Investment in joint venture under Canadian GAAP	$–	$–
Reclassification from mineral properties	69,024	–
Investment in joint venture under U.S. GAAP	$69,024	$–

(iv)	Deficit

	November 30,	November 30,
	2010	2009

Deficit under Canadian GAAP	$(14,016,092)	$(11,707,326)
Capitalized expenditures on unproven mineral properties	(18,801,891)	(19,587,051)
Deficit under U.S. GAAP	$(32,817,983)	$(31,294,377)